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Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

January 29, 2014

Confidentially via edgar and hand delivery

Jeffrey P. Riedler

Scot Foley

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	1347 Property Insurance Holdings, Inc.
Registration Statement on Form S-1
Filed January 10, 2014
File No. 333-193314

Dear Mr. Riedler and Mr. Foley:

On behalf of 1347 Property Insurance Holdings, Inc. (the “Company” or “1347”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter, dated January 27, 2014, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on January 10, 2014 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering by hand a hard copy of this letter together with courtesy copies of the Amended Registration Statement marked to show changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter in bold font and the Company’s responses thereto. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

U.S. practice conducted through McDermott Will & Emery LLP.

340 Madison Avenue New York New York 10173-1922 Telephone: +1 212 547 5300 Facsimile: +1 212 547 5444 www.mwe.com

Jeffrey P. Riedler

January 29, 2014

Prospectus Summary

Our Market, page 3

1.	We note your response to prior comment 13. Please state here that the only insurance you are providing through Citizens’ take-out programs is wind and hail and that these policyholders could not obtain such insurance in the state of Louisiana except through Citizens.

Response: The Company has revised the disclosure in the Amended Registration Statement to state that the only insurance it is providing through Citizens’ take-out programs is wind and hail and that these policyholders could not obtain such insurance in the state of Louisiana except through Citizens.

Investment Prior to the Offering, page 5

2.	Here, and in all other sections of your registration statement where you discuss this investment, please remove all references to Fund Management Group LLC as an “unaffiliated” entity. In light of the relationship between Fund Management Group LLC and the Chairman of your Board of Directors, such a reference is not appropriate.

Response: The Company has removed the reference to “unaffiliated” as requested by the Staff.

Risk Factors

Risks Relating to Our Company

“A majority of our in-force policies were acquired through the Citizens’ take-out program . . .,” page 8

3.	In view of your response to our prior comment 13, please expand your risk factor to clarify that the policies you assume from Citizens are single peril policies covering losses from wind and hail and that policyholders would not have been able to acquire such coverage through the private market. Please discuss the extent to which the large concentration of business in wind and hail coverage that private insurance companies have declined to insure may expose you to greater risk from catastrophic events. Also, it is not clear how you can employ restrictive underwriting strategies in the second year if these policies only relate to one peril. Please explain how you conduct such a restrictive underwriting strategy or delete the reference to second-year restrictive underwriting strategies. Please also revise the risk factor heading to explain the risks related to the single-peril policies you assume from Citizens and expand or revise the bullet lists on pages 5 and 49 accordingly.

Jeffrey P. Riedler

January 29, 2014

Response: The Company has expanded and revised the risk factor as requested by the Staff and revised the bullet lists on pages 6 and 53 accordingly.

“Maison Insurance is subject to an independent third party rating agency . . .,” page 13

4.	We note your response to prior comment 19. In this risk factor, you refer to “additional” criteria that you must satisfy in order to maintain your credit rating. Please describe the additional rating criteria here.

Response: The Company has added disclosure to the Amended Registration Statement describing the additional rating criteria.

Capitalization, page 29

5.	Please refer to prior comment 25. Please explain to us why the amounts of common stock and additional paid-in-capital, as disclosed in this table, differ from the corresponding amounts disclosed in your consolidated balance sheet and consolidated statement of changes in shareholders’ equity.

Response: The Company has revised the Capitalization section to be consistent with the amounts disclosed in the financial statements.

Business

Third-Party Reinsurers, page 45

6.	We note your response to prior comment 31. Your disclosure suggests that your second reinsurance layer provides for up to an additional $13 million in total coverage for all events during the reinsurance period. Explicitly state whether the $13 million second layer applies in total for all events occurring during the reinsurance period or repeatedly to each event occurring during the reinsurance period.

Jeffrey P. Riedler

January 29, 2014

Response: The Company has clarified the disclosure as requested by the Staff.

7.	Please further revise the last sentence of this section to clarify, if true, that your maximum liability during the reinsurance period of $3 million assumes only two events occur during the reinsurance period and that reinsurance limits are not exhausted in a single event.

Response: The Company has revised the disclosure as requested by the Staff.

Certain Relationships and Related Party Transactions

Investment by Management, page 58

8.	Please amend your registration statement to describe Prepared Holdings LLC. Your new disclosure should include, but not necessarily be limited to, the type of business, the length of its existence, the location of its operations, a description of its management and the nature and amount of revenue and income it has generated as well as the amount of the assets and liabilities reflected in its financial statements.

Response: The Company has amended the Registration Statement so that it discloses the business of Prepared Holdings, the length of existence and the location of its operations. The Company respectfully submits, however, that the financial information described in the Staff's comment and the identity of management of Prepared Holdings is not material to the Company or the prospective investors in the Offering, because the units purchased by the Company amount to less than 3% of the total outstanding units of Prepared Holdings and the price being paid will be less than $350,000. Moreover, as a privately held company, Prepared Holdings does not publicly release the financial information described in the Staff's comment.

Notes to Consolidated Financial Statements

Note 9 Statutory Information, page F-17

9.	Please refer to prior comment 38. You state that as of December 31, 2012, surplus as regards policyholders reported by MIC exceeded the 200% threshold. Please disclose the amount by which you exceeded the 200% threshold.

Response: The Company has revised its disclosure to clarify how much the threshold was exceeded.

Exhibit Index, page II-5

Jeffrey P. Riedler

January 29, 2014

10.	Please file the Certificate of Designations of the Preferred Stock to be issued to Fund Management Group LLC and the Offer Letter addressed to your president and Chief Executive Officer, Douglas Raucy, with your next amendment. In the event that you are not in a position to file one or both of these documents at that time, please include placeholders for them in this Exhibit Index.

Response: The Company has filed the Certificate of Designations and the Offer Letter to Douglas Raucy with the Amended Registration Statement.

* * *

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

cc:	Douglas N. Raucy, President and Chief Executive Officer